Filed pursuant to Rule 433
Registration Statement No. 333-218604-02
FINANCIAL PRODUCTS
FACT SHEET (T1423)

Offering Period: October 1, 2018 – October 18, 2018

Absolute Return Barrier Securities due October 26, 2021

Linked to the Performance of the S&P 500® Index

Product Terms

•	If the Final Level is equal to or greater than the Initial Level, you will participate in the leveraged appreciation, if any, of the Underlying, subject to the Underlying Return Cap.

•	If the Final Level is less than the Initial Level and a Knock-In Event does not occur, for each $1,000 principal amount of securities, you will receive $1,000 multiplied by the sum of one plus the absolute value of the Underlying Performance.

•	If the Final Level is less than the Initial Level and a Knock-In Event occurs, you will be fully exposed to any depreciation in the Underlying. You could lose your entire investment.

•	Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer*:	Credit Suisse AG ("Credit Suisse"), acting through its London branch.
Trade Date:	Expected to be October 19, 2018
Settlement Date:	Expected to be October 26, 2018
Underlying:	The S&P 500® Index
Knock-In Level**:	Expected to be 80% of the Initial Level
Knock-In Event:	Occurs if the Final Level is less than the Knock-In Level.
Initial Level:	The closing level of the Underlying on the Trade Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
Upside Participation Rate**:	Expected to be 125%.
Redemption Amount:	For each $1,000 principal amount of securities, $1,000 x (1 + Underlying Return of the Lowest Performing Underlying).
Underlying Return:	If (a) the Final Level is greater than or equal to the Initial Level, the lesser of (i) the Underlying Return Cap and (ii) (Upside Participation Rate x Underlying Performance); or (b) the Final Level is less than the Initial Level and (i) a Knock-In Event has not occurred, the absolute value of the Underlying Performance; (ii) a Knock-In Event has occurred, the Underlying Performance.
Underlying Return Cap**:	Expected to be between 28% and 33%
Underlying Performance:	(Final Level – Initial Level)/Initial Level
Valuation Date:	October 19, 2021
Maturity Date:	October 26, 2021
CUSIP:	22551LE22
Fees:	Certain fiduciary accounts may pay a purchase price of at least $971per $1,000 principal amount of securities. Credit Suisse Securities (USA) LLC and any agent (the “Agents”) may pay varying discounts and commissions of up to $29 per $1,000 principal amount of securities. CSSU or another broker or dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts. The Agent(s) through whom we distribute securities may enter into arrangements with other institutions with respect to the distribution of the securities, and those institutions may share in the commissions, discounts or other compensation received by the Agent(s), may be compensated separately and may also receive commissions from purchasers for whom they may act as agents. CSSU will also pay certain institutions or service providers a fee of $4 per security in consideration for providing education, structuring or other services with respect to the distribution of the securities. In addition, an affiliate of ours will pay referral fees of $4.50 per $1,000 principal amount of securities. The Agent(s) may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers.
*As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer. **To be determined on the Trade Date.

Certain Product Characteristics

•     Leveraged participation in the appreciation, if any, of the Underlying, subject to the Underlying Return Cap

•     Upside Participation Rate expected to be 125%**

•     Underlying Return Cap expected to be between 28% and 33%**

•     If the Final Level is less than the Initial Level, subject to a Knock-In Event, return based on the absolute value of the Underlying Performance

•     If a Knock-In Event occurs, full downside participation in the depreciation of the Underlying.

•     Knock-In Level of approximately 80%** of the Initial Level

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level	Return on the Securities(1)(2)	Redemption Amount per $1,000 Principal Amount (1)(2)
40%	28%	$1,280
30%	28%	$1,280
22.40%	28%	$1,280
20%	25%	$1,250
10%	12.50%	$1,125
0%	0%	$1,000
−10%	10%	$1,100
−20%	20%	$1,200
−21%	−21%	$790
−30%	−30%	$700
−40%	−40%	$600

(1)	Assumes an Upside Participation Rate of 125%,** an Underlying Return Cap of 28%** (the bottom of the expected range) and a Knock-In Level of 80%.**

(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

Certain Product Risks

•	Your investment may result in a loss of up to 100% of the principal amount of securities you hold. If a Knock-In Event occurs, you will be fully exposed to any depreciation in the Underlying. Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms.

•	The probability that the Final Level will be less than the Knock-In Level will depend on the volatility of the Underlying.

•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

•	The securities do not pay interest.

•	The return on the securities is affected by the Final Level and the occurrence of a Knock-In Event.

•	If the Final Level is less than the Initial Level and a Knock-In Event has not occurred, the Redemption Amount will be subject to an embedded cap.

(See “Additional Risk Considerations” on the next page)

FINANCIAL PRODUCTS
FACT SHEET

Offering Period: October 1, 2018 – October 18, 2018

Absolute Return Barrier Securities due October 26, 2021

Linked to the Performance of the S&P 500® Index

Additional Risk Considerations

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.

•	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.

•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.

•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

•	The securities will be affected by a number of economic, financial, political, regulatory and judicial factors that may either offset or magnify each other.

•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlying. Your return on the securities will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlying.

•	The U.S. federal tax consequences of an investment in the securities are unclear.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated October 1, 2018, Underlying Supplement dated April 19, 2018, Product Supplement No. I–B dated June 30, 2017, Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010318011375/dp96343_424b2-t1423.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.